Exhibit 99.2

ROGERS COMMUNICATIONS INC.,

as issuer of the Notes,

and

BNY TRUST COMPANY OF CANADA

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of December 17, 2021

to

INDENTURE

Dated as of December 17, 2021

5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081

i

ii

FIRST SUPPLEMENTAL INDENTURE dated as of December 17, 2021 (this “Supplemental Indenture”), between Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”) and BNY Trust Company of Canada, a trust company existing and licensed under the federal laws of Canada, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of December 17, 2021 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, Article Two and Section 801 of the Indenture provide, among other things, that, without the consent of any Holders, the Company and the Trustee may enter into a supplement to the Indenture for the purposes of establishing the form, terms and conditions applicable to the Securities of any Series which the Company wishes to issue under the Indenture;

WHEREAS, the Company desires to establish the form, terms and conditions of a Series of Securities and has requested the Trustee to enter into this Supplemental Indenture for such purpose;

WHEREAS, the Trustee has received an Officer’s Certificate and an Opinion of Counsel of the Company, in each case complying with Section 103 of the Indenture; and

WHEREAS, the Board of Directors has duly authorized the establishment of the 5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081 of the Company (the “Notes”) with the form, terms and conditions as hereinafter set forth;

AND WHEREAS, the preceding recitals are made as statements of facts by the Company and not by the Trustee

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

“Automatic Conversion Event” means any one of the following events : (i) the making by the Company of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) pursuant to or under or within the meaning of any Bankruptcy Law; (ii) any proceeding instituted by the Company seeking a Bankruptcy Order in circumstances where the Company is adjudged a bankrupt or insolvent; (iii) a Custodian is appointed over the property and assets of the Company or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Company is adjudged as bankrupt or insolvent under any Bankruptcy Law; or (iv) any proceeding is instituted against the Company seeking a Bankruptcy Order in circumstances where the Company is adjudged a bankrupt or insolvent under any Bankruptcy Law, and either such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against the Company or the appointment of Custodian for it or for any substantial part of its property and assets.

“Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar applicable Canadian federal or provincial law relating to bankruptcy or insolvency.

“Bankruptcy Order” means any order or decision (x) to adjudicate the Company as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, (y) where the Company is insolvent, providing for the liquidation, winding up, dissolution, reorganization of the Company , or the arrangement, adjustment, protection, relief or compromise of its debts, pursuant to or under or within the meaning of any Bankruptcy Law, or (z) providing for the appointment of a Custodian for the property and assets of the Company or any substantial part of its property and assets.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service for purposes of displaying Government of Canada bond yields).

“Calculation Agent” means any Person, which may be the Company or any of the Company’s Affiliates, appointed by the Company from time to time to act as calculation agent with respect to the Notes.

“Company” means the Person named as the “Company” in the first paragraph of this Supplemental Indenture, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of the Trust Indenture Legislation as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

“Company’s Articles” means the Articles of the Company or, in the case of a Successor Company, the articles of such Successor Company or any equivalent constating documents applicable to such Successor Company in the applicable jurisdiction by which it is organized.

“Conversion Preferred Shares” means the series of Preferred Shares in the capital of the Company, designated as the Series I Conversion Preferred Shares.

“Custodian” means any receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, sequestrator or similar official under any Bankruptcy Law or any other person with like powers.

“Designated Rating Agencies” means S&P, Moody’s and Fitch, and each of such Designated Rating Agencies is referred to individually as a “Designated Rating Agency”.

“Final Interest Reset Date” means December 17, 2076.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“5-Year Government of Canada Yield” on any date means the bid yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non- callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the 5-Year Government of Canada Yield will mean the arithmetic average (rounded to the nearest 1/100th of 1%) of the yields determined by two registered Canadian investment dealers, selected by the Company, as being the bid yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Indenture” has the meaning set forth in the recitals of this Supplemental Indenture.

“Ineligible Persons” means any person whose address is in, or whom the Company or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada to the extent that: (x) the issuance or delivery by the Company of Conversion Preferred Shares to such person upon an Automatic Conversion would require the Company to take any action to comply with securities or analogous laws of such jurisdiction or would cause the Company not to be in compliance with the Company’s Articles or Canadian ownership restrictions provided for under applicable law, or (y) the Company or its transfer agent would be obligated to make or remit any tax withholdings or deductions to a governmental authority or agency, regulatory body or taxing authority in connection with the delivery of Conversion Preferred Shares to such person upon an Automatic Conversion.

“Initial Interest Reset Date” means December 17, 2026.

“Interest Reset Date” means the Initial Interest Reset Date and each date prior to the Maturity Date falling on the fifth anniversary of the preceding Interest Reset Date.

“Interest Reset Period” means the period from and including the Initial Interest Reset Date to, but not including, the next following Interest Reset Date and thereafter each period from and including each Interest Reset Date to, but not including, the next following Interest Reset Date (or, in the case of the final Interest Reset Period commencing on the Final Interest Reset Date, the period from and including such Final Interest Reset Date to, but not including, the Maturity Date).

“Interest Rate Calculation Date” means, in respect of each Interest Reset Period, the Business Day immediately prior to the beginning of such Interest Reset Period.

“Issue Date” means December 17, 2021, the initial issue date of the Notes.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Notes” has the meaning set forth in the recitals of this Supplemental Indenture.

“Rating Event” means any Designated Rating Agency amends, clarifies or changes the methodology or criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Designated Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Designated Rating Agency or its predecessor on the Issue Date; or (b) the lowering of the equity credit assigned to the Notes by that Designated Rating Agency compared to the equity credit assigned by that Designated Rating Agency or its predecessor on the Issue Date.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor to the rating agency business thereof.

“Senior Creditor” means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder and such other lenders providing advances to the Company pursuant to Senior Indebtedness.

“Senior Indebtedness” means all present and future indebtedness, liabilities and other obligations (other than Subordinated Indebtedness) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures or notes or obligations of the Company for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness, liabilities or other obligations.

“Subordinated Indebtedness” means the Notes or any other obligations that are, pursuant to the terms of the instrument or agreement creating or evidencing those obligations, expressly designated as being (i) subordinate in right of payment to

Senior Indebtedness or (ii) pari passu with, or subordinate to, the Notes in right of payment.

“Tax Event” means the Company has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to the Company) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an “Administrative Action”), or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the Issue Date, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that the Company is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment by the Company of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Supplemental Indenture, until a successor shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

SECTION 102. OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION
Automatic Conversion	601
CDS	202
Conversion Time	601

DEFINED TERM	DEFINED IN SECTION
Deferred Interest	303
Deferral Period	303
Deferral Right	202
Dividend Restricted Shares	501
Maturity Date	301
Parity Notes	501
Permitted Purchase	501

SECTION 103. EFFECT OF SUPPLEMENTAL INDENTURE.

Upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes; provided, however, that except as otherwise provided herein, the provisions of this Supplemental Indenture shall be applicable, and the Indenture is hereby supplemented and amended as specified herein, solely with respect to the Notes and not with respect to any other Securities previously issued or to be issued under the Indenture. In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 104. INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 105. INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

SECTION 106. COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 107. EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof. Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 108. SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 109. SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110. BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or in respect of the Notes.

SECTION 111. GOVERNING LAW.

This Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This Supplemental Indenture shall be subject to the provisions of Trust Indenture Legislation that are required or deemed to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

ARTICLE TWO

FORM OF THE NOTES

SECTION 201. FORMS GENERALLY.

The Notes and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture, or as may reasonably be required by the Depositary, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by any of the individuals executing such Notes, as evidenced by such individual’s execution of the Notes (but which shall not affect the rights or duties of the Trustee).

The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of the Depositary or any securities exchange on which the Notes may be listed, all as determined by any of the individuals executing such Notes, as evidenced by such individual’s execution of such Notes.

The Notes shall be in registered form and shall initially be registered in the name of the Depositary or its nominee. The Notes shall be issued initially as Book-Entry Securities in the form of one or more Global Securities substantially in the form set forth in this Article delivered to the Depositary or a nominee thereof as custodian therefor and held by the Depositary or a nominee thereof for the applicable Clearing Agency Participants, and duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Depositary for such Global Securities shall be CDS. The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

The Notes may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases.

SECTION 202. FORM OF NOTE.

The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form provided for in this Section 202:

[Note: Insert if CDS is Depositary – UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ROGERS COMMUNICATIONS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A

VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.]

[Note: Insert if a Global Security – THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO). THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED, EXCEPT IN THE CIRCUMSTANCES DESCRIBED IN THE BASE INDENTURE OR THE SUPPLEMENTAL INDENTURE HEREINAFTER REFERRED TO.]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE ∎, ∎. [Note: insert date that is 4 months and one day after the initial issue date for the Notes]

ROGERS COMMUNICATIONS INC.

5.00% FIXED-TO-FIXED RATE SUBORDINATED NOTES DUE 2081

No. ∎	CUSIP: 775109BR1
ISIN: CA775109BR15

Cdn$∎ [Note: Insert if a Global Security – (as revised by the Schedule of Increases and Decreases in Global Note attached hereto)]

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to [CDS & CO.][∎] or registered assigns, the principal sum of ____________ Canadian dollars [Note: Insert if a Global Security – (as revised by the Schedule of Increases and Decreases in Global Note attached hereto)] on December 17, 2081, at the office or agency of the Company referred to below, and, subject to the Company’s right to defer interest payments (the “Deferral Right”) set out in SECTION 303 of the Supplemental Indenture (as defined below), to pay accrued interest on such principal amount in arrears, in equal semi-annual payments on June 17 and December 17 (each herein called an “Interest Payment Date”) (or, if such day is not a Business Day, the next following Business Day) of each year, beginning on June 17, 2022, at the applicable rate specified below, which interest shall accrue from and including December 17, 2021 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for.

Interest will accrue on the aggregate unpaid principal amount of this Note from, and including, December 17, 2021 to, but excluding, December 17, 2026 (the “Initial Interest Reset Date”) at a rate of 5.00% per annum. During each Interest Reset Period (as defined in the Supplemental Indenture), the Notes will accrue interest at a rate per annum equal to the 5-year Government of Canada Yield (as defined in the Supplemental Indenture) as of the most recent Interest Rate Calculation Date (as defined in the Supplemental Indenture) plus, (i) for the period from, and including, the Initial Interest Reset Date to, but excluding, December 17, 2031, 3.575%, (ii) for the period from, and including, December 17, 2031 to, but excluding December 17, 2046, 3.825% and (iii) for the period from, and including, December 17, 2046 to, but excluding, the Maturity Date, 4.575%, in each case, to be reset on each Interest Reset Date. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture (as defined below), be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the tenth Business Day immediately preceding such Interest Payment Date. For any period (other than a full coupon period for an installment of interest), interest on this Note shall be calculated on the basis of a 365 day year, based on the actual number of days elapsed in such period.

This Note is one of a duly authorized issue of securities of the Company designated as its 5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081 (herein called the “Notes”), issued or issuable under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of December 17, 2021 between the Company and BNY Trust Company of Canada, as trustee (herein called the “Trustee”, which term includes any successor trustee thereunder), as supplemented and amended by the First Supplemental Indenture dated as of December 17, 2021 between the Company and the Trustee (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture. In the event of a conflict between the terms of the Notes and the terms of the Indenture, the terms of the Indenture shall prevail. A Holder may obtain from the Trustee a copy of the Base Indenture and the Supplemental Indenture on written request and upon payment of a reasonable copying charge.

Payment of the principal of (and premium, if any) and interest on this Note will be made in Canadian dollars.

The indebtedness evidenced by this Note, and payment of principal and interest on the Notes, is subordinated to all Senior Indebtedness (as defined in the Supplemental Indenture) to the extent and in the manner provided in the Indenture. Upon an Automatic Conversion Event (as defined in the Supplemental Indenture), the Notes will be automatically converted into Conversion Preferred Shares (as defined in the Supplemental Indenture), in the manner, with the effect and as of the effective time contemplated in the Supplemental Indenture. Notwithstanding anything contained herein to the contrary, no interest on the Notes will accrue or be payable after the Conversion Time (as defined in the Supplemental Indenture).

The Notes are subject to redemption at the option of the Company as described in the Indenture.

If an Event of Default shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for the defeasance and discharge of the Notes.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a specified percentage in aggregate principal amount of the Notes. The Indenture also contains provisions permitting the Holders of a specified percentage in aggregate principal amount of the Notes to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Without notice to or the consent of the Holders of the Notes, certain modifications and amendments may be made to the Indenture and the Notes.

The Notes are issuable only in registered form without coupons in denominations of Cdn$1,000 or any integral multiple thereof. Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

This Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose, unless and until the Trustee’s certificate of authentication below has been duly executed by or on behalf of the Trustee by the manual or electronic signature of a designated signing officer of the Trustee. This Note and the Indenture are governed by, and are to be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

ROGERS COMMUNICATIONS INC.

By
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

BNY Trust Company of Canada, as Trustee, certifies that this is one of the Notes referred to in the within-mentioned Indenture.

BNY TRUST COMPANY OF CANADA, as Trustee

By:
Name:
Title:

SECTION 203. SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY.

The following schedule is to be attached to Notes that are Global Securities:

5.00% FIXED-TO-FIXED RATE SUBORDINATED NOTES DUE DECEMBER 17, 2081

Initial Principal Amount: Cdn$∎	CUSIP 775109BR1 / ISIN CA775109BR15

Authorization: ______________________

The following increases or decreases in this Note have been made:

Date	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease or increase	Signature of Trustee or Registrar

ARTICLE THREE

THE NOTES

SECTION 301. TITLE AND TERMS.

The Notes shall be known and designated as the “5.00% Fixed-to-Fixed Rate Subordinated Notes due 2081” of the Company. The entire unpaid principal amount of each Note shall become due and payable to the Holder thereof on December 17, 2081 (the “Maturity Date”). Interest will accrue on the aggregate unpaid principal amount of each Note from, and including, December 17, 2021 to, but excluding, the Initial Interest Reset Date at a rate of interest equal to 5.00% per annum. During each Interest Reset Period, the Notes will accrue interest at a rate of interest per annum equal to the 5-year Government of Canada Yield as of the most recent Interest Rate Calculation Date plus, (i) for the period from, and including, the Initial Interest Reset Date to, but excluding, December 17, 2031, 3.575%, (ii) for the period from, and including, December 17, 2031 to, but not including December 17, 2046, 3.825% and (iii) for the period from, and including, December 17, 2046 to but excluding, the Maturity Date, 4.575%, in each case, to be reset on each Interest Reset Date. Interest shall accrue on the aggregate unpaid principal amount of each Note at the aforementioned rate(s), as applicable, from December 17, 2021 or, if interest has been paid or duly provided for, the most recent Interest Payment Date to which interest has been paid or duly provided for. The Company has the right to defer interest payments pursuant to SECTION 303. Subject to the Deferral Right provided therein, accrued and unpaid interest on the Notes shall be payable semi-annually on June 17 and December 17 in each year (each an Interest Payment Date for purposes of this Supplemental Indenture), in equal installments, until the principal thereof is paid or duly provided for. Interest on the Notes shall be payable in arrears. The Regular Record Date for the interest payable on any Interest Payment Date shall be the tenth Business Day immediately preceding such Interest Payment Date. Except for the compounding of Deferred Interest provided for in SECTION 303, no interest shall accrue on any overdue installments of interest. No interest on the Notes will accrue or be payable after the Conversion Time.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Supplemental Indenture (of which Cdn$2,000,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 204, 205, 206, 207, 208, 806, 1008 or 1009 of the Indenture. Additional Notes ranking pari passu with the Securities issued on the date hereof may be created and issued under the Indenture from time to time by the Company without notice to or consent of the Holders, subject to the Company complying with any applicable provision of the Indenture. Any additional Notes created and issued shall have the same terms and conditions as the Notes initially issued, except for their date of issue, issue price and first Interest Payment Date, and shall be consolidated with and form a single Series with the Notes initially issued.

The Notes shall be unsecured, subordinated obligations of the Company. The payment of principal and interest on the Notes is subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness to the extent and in the manner provided in Article Seven.

The Notes shall be denominated in, and all principal of, and interest and premium (if any) on, the Notes shall be payable in Canadian dollars.

The Notes may be redeemed at the option of the Company at the prices, at the times and on such other terms and conditions as are specified in Article Four hereof. The Company shall not be obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes.

The Notes shall be subject to the covenants (and the related definitions) set forth in Articles Seven and Nine of the Indenture and, except as otherwise provided herein, to any other covenant in the Indenture, and to the defeasance and discharge provisions set forth in Article Three of the Indenture.

SECTION 302. DENOMINATIONS.

The Notes shall be issuable only in fully registered form without coupons and in denominations of Cdn$1,000 or an integral multiple thereof.

SECTION 303. DEFERRAL RIGHT.

So long as no Event of Default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Such deferral will not constitute an Event of Default, a Default or any other breach under the Indenture and the Notes. Any installment of interest whose payment is deferred pursuant to the Deferral Right provided for in this Section (“Deferred Interest”) will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Company pays all accrued and unpaid interest on the Notes on such date. No Deferral Period may extend beyond the Maturity Date and, for greater certainty, all accrued and unpaid interest shall be due and payable at Maturity. There shall be no limit on the number of Deferral Periods that may occur. The Company will give the Trustee and the Holders of the Notes notice of its election to commence or continue a Deferral Period at least 10 and not more than 60 days prior to the next Interest Payment Date. The Trustee shall not be responsible for calculating the amount of any Deferred Interest.

SECTION 304. CALCULATION AGENT.

The Company shall appoint a Calculation Agent on or prior to Interest Rate Calculation Date applicable to the Initial Interest Reset Date; provided, however, that the Company shall not be required to appoint a Calculation Agent if the Company has elected to redeem all of the outstanding Notes as of the Initial Interest Reset Date; provided, further, that, if the Company has so elected but does not redeem all of the outstanding Notes on the Initial Interest Reset Date, the Company shall appoint a

Calculation Agent not later than the Business Day immediately following the Initial Interest Reset Date.

The Calculation Agent will determine the applicable interest rate for each Interest Reset Period as of the applicable Interest Rate Calculation Date. Promptly upon such determination, the Calculation Agent, if other than the Company or an Affiliate of the Company, will notify the Company of the applicable interest rate for the relevant Interest Reset Period and, provided the Trustee is not the Calculation Agent, the Company will then promptly notify the Trustee of such interest rate.

ARTICLE FOUR

REDEMPTION OF THE NOTES

SECTION 401. OPTIONAL REDEMPTION.

The Company may, at its option and without the consent of any Holder, redeem the Notes, in whole or in part, (1) on December 17, 2026 and, (2) thereafter, on any Interest Reset Date or any Interest Payment Date, in each case, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date (subject to the right of Holders of the Notes on the relevant Regular Record Date to instead receive such accrued and unpaid interest as provided in Section 1007 of the Indenture). For greater clarity, if there is a Tax Event or Rating Event on or after December 17, 2026, the Company may optionally redeem the Notes in accordance with the optional redemption right in this SECTION 401 without regard to the additional rights of redemption provided for such Tax Event or Rating Event, as applicable, in the other Sections of this Article Four.

SECTION 402. REDEMPTION ON TAX EVENT.

At any time within 90 days following the occurrence of a Tax Event, the Company may, at its option and without the consent of any Holder, redeem all (but not less than all) of the Notes at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date (subject to the right of Holders of the Notes on the relevant Regular Record Date to instead receive such accrued and unpaid interest as provided in Section 1007 of the Indenture).

SECTION 403. REDEMPTION ON RATING EVENT.

At any time within 90 days following the occurrence of a Rating Event, the Company may, at its option and without the consent of any Holder, redeem all (but not less than all) of the Notes at a Redemption Price equal to 102% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date (subject to the right of Holders of the Notes on the relevant Regular Record Date to instead receive such accrued and unpaid interest as provided in Section 1007 of the Indenture).

ARTICLE FIVE

ADDITIONAL COVENANTS

SECTION 501. DIVIDEND STOPPER UNDERTAKING.

(a) Unless the Company has paid all interest on the Notes that, at such time, has accrued and is payable (including Deferred Interest, if any), the Company will not (i) declare any dividends on Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Notes, (ii) redeem, purchase or otherwise retire for value any Dividend Restricted Shares or Parity Notes (unless such redemption, purchase or retirement for value is a Permitted Purchase), or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

(b) For purposes of this Section 501:

(i) “Dividend Restricted Shares” means, collectively, the Company’s Preferred Shares or Class A Voting Shares or Class B Non-Voting Shares;

(ii) “Parity Notes” means any class or series of the Company’s debt securities or other indebtedness of the Company for borrowed money outstanding on the date hereof or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion) as to distributions upon liquidation, dissolution or winding-up; and

(iii) “Permitted Purchase” means a redemption, purchase or other retirement for value of any Dividend Restricted Shares or Parity Notes (A) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares) or, (B) with respect to Dividend Restricted Shares, (x) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by the Company (other than from a Subsidiary of the Company), (y) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith or (z) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares of the Company.

SECTION 502. OTHER PREFERRED SHARES.

For so long as the Conversion Preferred Shares issuable upon the Automatic Conversion are issuable and the Notes are outstanding:

(a) the Company will not issue any Preferred Shares which, in the event of insolvency or winding-up of the Company, would rank in right of payment in priority to the Conversion Preferred Shares (but for, greater certainty, the Company may issue Preferred Shares which, in the event of insolvency or winding up of the Company, would rank pari passu in right of payment in priority with the Conversion Preferred Shares);

(b) the Company will not issue other Preferred Shares if, following such issuance, the Conversion Preferred Shares issuable upon an Automatic Conversion could not be issued as a result of the restriction in the Company’s Articles with regards to the aggregate number of Preferred Shares which may be outstanding; and

(c) the Company shall ensure that the Company’s Articles shall at all times authorize a sufficient number of Conversion Preferred Shares to ensure that the Company can issue the number of Conversion Preferred Shares issuable upon an Automatic Conversion pursuant to the provisions of this Indenture.

SECTION 503. WAIVER OF CERTAIN COVENANTS.

Pursuant to Section 907 of the Indenture, but subject to Section 412 and Section 802 of the Indenture, the Company may omit in any particular instance to comply with any covenant or provision thereof and any covenant or provision in Sections 501 or 502 of this Supplemental Indenture if, before or after the time for such compliance, the Holders of all of the Notes at the time Outstanding shall, by Holder Direction, waive such compliance in such instance with such covenant or provision, but no such waiver shall extend to or affect such covenant or provision except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or provision shall remain in full force and effect.

ARTICLE SIX

AUTOMATIC CONVERSION

SECTION 601. AUTOMATIC CONVERSION.

(a) Upon an Automatic Conversion Event, as of the Conversion Time and without the consent of the Holders, the Notes shall be automatically converted into fully paid and non-assessable Conversion Preferred Shares, with a stated issue price and redemption value of $1,000 per share, as provided in this SECTION 601 (the “Automatic Conversion”). Each Note that is outstanding immediately prior to the Conversion Time (as defined below) shall be automatically converted into (i) one Conversion Preferred Share for each $1,000 principal amount of such Note and (ii) such number of Conversion Preferred Shares (including fractional shares, where applicable) calculated by dividing the amount of accrued and unpaid interest on each $1,000 principal amount of such Note as of the date immediately prior to the date of the Automatic Conversion by $1,000. The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). Notwithstanding anything contained herein to the contrary, no interest on the Notes will accrue or be payable after the Conversion Time.

(b) At the Conversion Time all of the Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Holders who shall thereupon automatically cease to be Holders thereof and all rights of any such Holder as a debtholder of the Company shall automatically cease, provided, however, that certificated Notes, if any, shall be surrendered by the Holder to the Trustee for cancellation prior to the distribution of the Conversion Preferred Shares issuable to such Holder thereunder pursuant to an Automatic Conversion. For greater certainty, any Notes purchased or redeemed by the Company prior to the Conversion Time shall be deemed not to be outstanding, and shall not be subject to the Automatic Conversion.

(c) The Automatic Conversion shall be mandatory and binding upon both the Company and all Holders notwithstanding anything contained herein to the contrary, including, without limitation: (a) the existence or prior occurrence of an Event of Default; (b) any prior action to or in furtherance of redeeming, exchanging or converting the Notes pursuant to the other terms and conditions of this Supplemental Indenture or the Indenture; and (c) any delay in or impediment to the issuance or delivery of the Conversion Preferred Shares to the Holders.

(d) Notwithstanding anything contained herein to the contrary, the Trustee shall not have any responsibility to determine if and when an Automatic Conversion Event has occurred or for any calculations required to be made in connection with an Automatic Conversion. The Company shall provide written notification of the occurrence of an Automatic Conversion Event upon which the Trustee shall be able to conclusively rely. The Company shall make all the calculations required to be made pursuant to an Automatic Conversion. The Trustee makes no representation as to the validity or value of any securities or assets delivered by the Company pursuant to any Automatic Conversion and the Trustee shall not be responsible for any failure by Company to comply with the provisions of this Article Six.

(e) Upon receipt by the Holders of all of the Conversion Preferred Shares from the Company to which the Holders are entitled pursuant to this Indenture, the Trustee shall not be required to take any further directions from Holders of the Notes. In connection with an Automatic Conversion, the Trustee shall carry out such other acts and duties, and provide such other services, as may reasonably be requested by the Company; provided, however, that the Trustee shall have no obligations with respect to the delivery of Conversion Preferred Shares to former

Holders of the Notes, nor shall the Trustee be obligated to hold the Conversion Preferred Shares on behalf of such former Holders of the Notes, upon an Automatic Conversion Event.

SECTION 602. RIGHT NOT TO DELIVER THE CONVERSION PREFERRED SHARES.

Upon an Automatic Conversion of the Notes, the Company reserves the right not to issue some or all, as applicable, of the Conversion Preferred Shares to Ineligible Persons. In such circumstances, the Company will hold all Conversion Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such Conversion Preferred Shares through a registered dealer retained by the Company for the purpose of effecting the sale (to parties other than the Company, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons. Such sales, if any, may be made at any time and any price. The Company will not be subject to any liability for failing to sell Conversion Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Company from the sale of any such Conversion Preferred Shares will be divided among the Ineligible Persons in proportion to the number of Conversion Preferred Shares that would otherwise have been delivered to them, after deducting the costs of sale and applicable taxes, if any. The Company will make payment of the aggregate net proceeds to the Depositary (if the Notes are then held in its book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the Depositary’s procedures or otherwise.

As a precondition to the delivery of any certificate representing, or other evidence of an interest in, any Conversion Preferred Shares or related rights following an Automatic Conversion, the Company may obtain from any Holder, persons holding the Notes represented by such Holder or any beneficial owner of the Notes a declaration, in form and substance satisfactory to the Company, confirming that such Holder, person holding the Notes represented by such Holder or beneficial owner of the Notes is not, and does not represent, an Ineligible Person.

ARTICLE SEVEN

SUBORDINATION OF NOTES

SECTION 701. NOTES SUBORDINATED TO SENIOR INDEBTEDNESS.

(a) The Company covenants and agrees, and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees, that the indebtedness represented by the Notes and the payment of the principal of and interest on each and all of the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of Senior Indebtedness.

(b) In the event (x) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy, or, (y) subject to the provisions of SECTION 702, that (A) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Indebtedness (without giving effect to any cure period with respect thereto), or (B) there shall have occurred an event of default (other than a default of the type specified in subclause (A) of this clause (b)(y)) in respect of any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders of such Senior Indebtedness to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (A) and (B) of this clause (b)(y) such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (z) that the principal of the Notes or of any other Securities of any Series shall have been declared due and payable pursuant to Section 402 of the Indenture and such declaration of acceleration shall not have been rescinded and annulled as provided in the Indenture, then:

(i) the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the Holders of any of the Notes are entitled to receive a payment on account of the principal of, or interest or premium (if any) on, the indebtedness evidenced by the Notes, including, without limitation, any payments made pursuant to any redemption of the Notes or purchase of the Notes for cancellation;

(ii) any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, to which the Holders of any of the Notes or the Trustee would be entitled except for the provisions of this SECTION 701 shall be paid or delivered by the person making such payment or distribution, whether a Custodian or otherwise, directly to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness, before any payment or distribution is made to the holders of the indebtedness evidenced by the Notes or to the Trustee under the Indenture or this Supplemental Indenture; and

(iii) in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Company of any kind or character, whether in cash, property or securities, in respect of principal of or interest on the Notes or in connection with any repurchase by the Company of the Notes, shall be received by the Trustee or the Holders of any of the Notes before all Senior Indebtedness is paid in full, or provision made for such payment in money or money’s worth, such payment or distribution in respect of principal of, or interest or premium (if any) on, the Notes or in connection with any redemption or repurchase by the Company of the Notes shall be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

SECTION 702. DISPUTES WITH HOLDER OF CERTAIN SENIOR INDEBTEDNESS.

Any failure by the Company to make any payment on or perform any other obligation under Senior Indebtedness, other than any indebtedness incurred by the Company or assumed or guaranteed, directly or indirectly, by the Company for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this SECTION 702 shall have been waived by the Company in the instrument or instruments by which the Company incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default under subclause (A) or an event of default under subclause (B), as applicable, of Section 701(b)(y) of this Supplemental Indenture if (a) the Company shall be disputing its obligation to make such payment or perform such obligation and (b) either (i) no final judgment relating to such dispute shall have been issued against the Company which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, or (ii) in the event of a judgment that is subject to further review or appeal has been issued, the Company shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

SECTION 703. SUBROGATION.

Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all obligations of the Company which by their express terms are subordinated to Senior Indebtedness of the Company to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to the

Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and as between the Company, its creditors other than holders of such Senior Indebtedness and the Holders, no such payment or distribution made to the holders of Senior Indebtedness by virtue of this Article that otherwise would have been made to the Holders shall be deemed to be a payment by the Company on account of such Senior Indebtedness, it being understood that the provisions of this Article are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Senior Indebtedness, on the other hand.

SECTION 704. RELATIVE RIGHTS NOT OTHERWISE IMPAIRED.

(a) Nothing contained in this Article is intended to or shall impair, as among the Company, its creditors (other than the holders of Senior Indebtedness) and the Holders, the obligation of the Company to pay to the Holders the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy

(b) Upon payment or distribution of assets of the Company referred to in this Article, the Trustee and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any such dissolution, winding up, liquidation or reorganization proceeding affecting the affairs of the Company is pending or upon a certificate of the Custodian or other person making any payment or distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 705. EFFECTUATION OF SUBORDINATION BY TRUSTEE; WAIVER OF CONFLICTS.

Each Holder by its acceptance thereof authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article and appoints the Trustee as its attorney-in-fact for any and all such purposes. This appointment shall be irrevocable. Upon request of the Company, and upon being funded, indemnified and furnished an Officer’s Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Trustee shall enter into a written agreement or agreements with the Company and the Persons named in such Officer’s Certificate providing that such Persons are entitled to all the rights and benefits of this Article as Senior Creditors and for such other matters, such as an agreement not to amend the provisions of this Article and the definitions used herein without the consent of such Senior Creditors, as the Senior Creditors may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

The Company and each Holder (by its acceptance thereof) acknowledge that the Trustee acts, and may in the future act, as trustee with respect to Senior Indebtedness and hereby waive any material conflict that may arise from such appointment. Notwithstanding anything else in this Supplemental Indenture or the Indenture (including, but not limited to, Article Four of the Indenture), the Holders may not direct the Trustee to take any action to enforce the payment of the principal of (or premium, if any) or interest on the Notes unless and until the Company has been fully released and discharged from its obligations under the Senior Indebtedness by the Senior Creditors.

SECTION 706. KNOWLEDGE OF TRUSTEE.

Notwithstanding the provisions of this Article or any other provisions of this Supplemental Indenture or the Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee shall have received written notice thereof mailed or otherwise delivered to the Trustee from the Company, any Holder of any Securities of any Series, any paying agent or the holder or representative of any class of Senior Indebtedness.

SECTION 707. TRUSTEE MAY HOLD SENIOR INDEBTEDNESS.

The Trustee shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Article or any other provisions of this Supplemental Indenture or the Indenture shall deprive the Trustee of any of its rights as such holder.

SECTION 708. RIGHTS OF SENIOR INDEBTEDNESS NOT IMPAIRED.

(a) No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any noncompliance by the Company with the terms, provisions and covenants of the Indenture or this Supplemental Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

(b) With respect to the holders of Senior Indebtedness, (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Supplemental Indenture, (ii) the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in the this Supplemental Indenture, (iii) no implied covenants or obligations shall be read into this Supplemental Indenture against the Trustee and (iv) the Trustee shall not be deemed to be a fiduciary as to such holders.

SECTION 709. ARTICLE APPLICABLE TO PAYING AGENTS.

In case at any time any Paying Agent other than the Trustee shall have been appointed by the Company and be then acting hereunder, the term Trustee as used in this Article shall in such case (unless the context shall require otherwise) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Trustee; provided, however, that SECTION 706 and SECTION 707 of this Supplemental Indenture shall not apply to the Company if it acts as its own Paying Agent.

SECTION 710. TRUSTEE COMPENSATION NOT PREJUDICED.

Nothing in this Article shall apply to claims of, or payments to, the Trustee pursuant to Section 507 of the Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

By	[REDACTED]
Name: [REDACTED]
Title: [REDACTED]

BNY TRUST COMPANY OF CANADA, as Trustee

By	“Bhawna Dhayal”
Name: Bhawna Dhayal
Title: Vice-President